SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)



Sitestar Corporation
--------------------------------
(Name of Issuer)


COMMON STOCK, PAR VALUE $.001 PER SHARE
---------------------------------------
(Title of Class of Securities)

82980W101
---------
(CUSIP Number)


Jeffrey I. Moore
1904 Deauville Dr
Lexington, KY 40504
859.230.3115

----------------------------------------
(Name, Address and Telephone Number of the Person
Authorized to Receive Notices and Communications)


January 27, 2014
----------------
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.






The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)




---------------------------------------------------------------------
1.       Name of Reporting Person

        Jeffrey I. Moore

----------------------------------------------------------------------
2.       Check the Appropriate Box                         (a)     [X]
        if a Member of a Group                            (b)     [_]

----------------------------------------------------------------------
3.                         S.E.C. Use Only

----------------------------------------------------------------------
4.                         Source of Funds

  PF

----------------------------------------------------------------------
5. Check box if disclosure of legal proceedings is required pursuant to items 2(D) or 2(E):

----------------------------------------------------------------------
6.       Citizenship or Place of Organization

United States of America
----------------------------------------------------------------------
Number of Shares        (7)     Sole Voting Power            2,610,849
Beneficially            (8)     Shared Voting Power         2,757,524
Owned by Each           (9)     Sole Dispositive Power       2,610,849
Reporting Person        (10)    Shared Dispositive Power     2,757,524

----------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

        2,610,849
-----------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares

        [_]
-----------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row 11

        3.52%
-----------------------------------------------------------------------
14.      Type of Reporting Person               IN

-----------------------------------------------------------------------
-----------------------------------------------------------------------



-----------------------------------------------------------------------
1.       Name of Reporting Person

        Julia H. Moore

-----------------------------------------------------------------------
2.       Check the Appropriate Box                         (a)     [X]
        if a Member of a Group                            (b)     [_]

-----------------------------------------------------------------------
3.                         S.E.C. Use Only

-----------------------------------------------------------------------
4.                        Source of Funds

  PF

-----------------------------------------------------------------------
5. Check box if disclosure of legal proceedings is required pursuant to items 2(D) or 2(E):

-----------------------------------------------------------------------
6.       Citizenship or Place of Organization

United States of America
-----------------------------------------------------------------------
Number of Shares        (7)     Sole Voting Power               0
Beneficially            (8)     Shared Voting Power             758,489
Owned by Each           (9)     Sole Dispositive Power          0
Reporting Person        (10)    Shared Dispositive Power        758,489

-----------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

        758,489
-----------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares

        [_]
-----------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row 11

        1.024%
-----------------------------------------------------------------------
14.      Type of Reporting Person               IN

-----------------------------------------------------------------------
-----------------------------------------------------------------------



-----------------------------------------------------------------------
1.       Name of Reporting Person

        Jay B. Moore

-----------------------------------------------------------------------
2.       Check the Appropriate Box                         (a)     [X]
        if a Member of a Group                            (b)     [_]

-----------------------------------------------------------------------
3.       S.E.C. Use Only

-----------------------------------------------------------------------
4.       Source of Funds

        PF

-----------------------------------------------------------------------
5. Check box if disclosure of legal proceedings is required pursuant to items 2(D) or 2(E):

-----------------------------------------------------------------------
6.                        Citizenship or Place of Organization

  United States of America
-----------------------------------------------------------------------
Number of Shares        (7)     Sole Voting Power              0
Beneficially            (8)     Shared Voting Power             593,675
Owned by Each           (9)     Sole Dispositive Power          0
Reporting Person        (10)    Shared Dispositive Power     593,675

-----------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

        648,675
-----------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares

        [_]
-----------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row 11
        0.88%
-----------------------------------------------------------------------
14.      Type of Reporting Person               IN

-----------------------------------------------------------------------
-----------------------------------------------------------------------



-----------------------------------------------------------------------
1.       Name of Reporting Person

        William T. May

-----------------------------------------------------------------------
2.       Check the Appropriate Box                        (a)     [X]
        if a Member of a Group                           (b)     [_]

-----------------------------------------------------------------------
3.                        S.E.C. Use Only

-----------------------------------------------------------------------
4.       Source of Funds

        PF

-----------------------------------------------------------------------
5. Check box if disclosure of legal proceedings is required pursuant to items 2(D) or 2(E):

-----------------------------------------------------------------------
6.       Citizenship or Place of Organization

  United States of America
-----------------------------------------------------------------------
Number of Shares        (7)     Sole Voting Power              0
Beneficially            (8)     Shared Voting Power           218,000
Owned by Each           (9)     Sole Dispositive Power          0
Reporting Person        (10)    Shared Dispositive Power      218,000

-----------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

        218,000
-----------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares

        [_]
-----------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row 11


           0.29%
-----------------------------------------------------------------------
14.      Type of Reporting Person               IN

-----------------------------------------------------------------------
-----------------------------------------------------------------------

-----------------------------------------------------------------------
1.       Name of Reporting Person

        M & M Investments

-----------------------------------------------------------------------
2.       Check the Appropriate Box                        (a)     [X]
        if a Member of a Group                           (b)     [_]

-----------------------------------------------------------------------
3.                        S.E.C. Use Only

-----------------------------------------------------------------------
4.       Source of Funds

        PF

-----------------------------------------------------------------------
5. Check box if disclosure of legal proceedings is required pursuant to items 2(D) or 2(E):

-----------------------------------------------------------------------
6.       Citizenship or Place of Organization

  United States of America
-----------------------------------------------------------------------
Number of Shares        (7)     Sole Voting Power              0
Beneficially            (8)     Shared Voting Power          1,187,360
Owned by Each           (9)     Sole Dispositive Power        0
Reporting Person        (10)    Shared Dispositive Power   1,187,360

-----------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

        1,187,360
-----------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares

        [_]
-----------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row 11


          1.60%
-----------------------------------------------------------------------
14.      Type of Reporting Person               PN

-----------------------------------------------------------------------
-----------------------------------------------------------------------


Item 4. Purpose of Transaction.

The purpose of the amendment is to reflect the transfer of 128,000 shares of Sitestars common stock from Anna K. May to William T.
May. While no sale took place, the transaction price is reflected at the issues closing stock price as of Monday, January 27th 2014

All shares have been acquired for investment purposes due to a belief that the Issuers common stock is dramatically undervalued. Mr. Moore, while presently serving on the companys board continues to seek a friendly and constructive conversation with management and other members of the board in regard to several matters- including but not limited to:

*Corporate governance and transparency
*Seemingly stalled real estate operations
*Capital allocation strategies
*Transparency of operational strategy
*Cancellation and retirement of a former directors shares and debt. *Board composition


Item 5. Interest in Securities of the Issuer


Total amount of ownership represented is 5,423,373 shares, or 7.32% of the outstanding common stock (74,085,705 shares as of the last
10-Q).


Transactions that have taken place in the past 90 days are as follow

Sale:
Name                       Shares           Price        Date
Anna K May	           128,000          $.046       01/27/14

Purchase:
Name                       Shares           Price        Date
William T May              128,000          $.046       01/27/14


Item 7. Material to be Filed as Exhibits.


SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: January 29, 2014

By: /s/ Jeffrey I. Moore
-------------------------------
Name:   Jeffrey I. Moore

By: /s/ Jeffrey I. Moore
-------------------------------
Name:   Jeffrey I. Moore as attorney-in-fact for Julia H. Moore

By: /s/ Jeffrey I. Moore
-------------------------------
Name:   Jeffrey I. Moore as attorney-in-fact for Jay B. Moore

By: /s/ Jeffrey I. Moore
-------------------------------
Name:   Jeffrey I. Moore as attorney-in-fact for William T. May

By: /s/ Jeffrey I. Moore
-------------------------------
Name:   Jeffrey I. Moore as attorney-in-fact for M & M Investments